SHAREHOLDER VOTING RESULTS

On April 4, 2016, a Special Meeting of Shareholders of the James Alpha
Global Enhanced Real Return Portfolio (now known as the James Alpha
Macro Portfolio) (the "Portfolio") was held at which shareholders of record at the close of business on February 4, 2016, voted to approve the following proposal:

To approve a new investment advisory agreement between The Saratoga Advantage Trust, on behalf of the James Alpha Global Enhanced Real Return Portfolio, and James Alpha Advisors, LLC.

FOR
AGAINST
ABSTAIN
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